# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### WASHINGTON, DC 20549

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# FORM 8-K

**CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

**Date of report (Date of earliest event reported): August 21, 2023**

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# McDONALD'S CORPORATION

(Exact Name of Registrant as Specified in Charter)

| **Delaware** | **1-5231** | **36-2361282** |
|:---:|:---:|:---:|
| (State or Other Jurisdiction of Incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

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**110 North Carpenter Street
Chicago, Illinois**
(Address of Principal Executive Offices)

**60607**
(Zip Code)

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**(630) 623-3000**
(Registrant's telephone number, including area code)

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**Not Applicable**
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Trading Symbol(s) | Name of each exchange on which registered |
|:---:|:---:|:---:|
| Common Stock, $0.01 par value | MCD | New York Stock Exchange |

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period   ☐
for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

**Item 5.02.   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.**

On August 21, 2023, Richard H. Lenny notified McDonald's Corporation (the "Company") of his retirement from the Company's Board of Directors and all Committees thereof, effective as of October 31, 2023.  This retirement is not because of a disagreement with the Company on any matter relating to operations, policies or practices.

A copy of the press release announcing the retirement is furnished as Exhibit 99.1 hereto.

**Item 9.01. Financial Statements and Exhibits.**

 (d) *Exhibits*

| | |
|---|---|
| 99.1 | Press Release of McDonald's Corporation issued August 24, 2023: Richard "Rick" Lenny to Retire from McDonald's Board of Directors After 18 Years of Outstanding Service |
| 104 | Cover Page Interactive Data File (embedded within the Inline XBRL document) |

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**McDONALD'S CORPORATION**
(Registrant)

Date: August 24, 2023

By: /s/ Jeffrey J. Pochowicz

Jeffrey J. Pochowicz
Vice President, Associate General Counsel and
Assistant Secretary

**Exhibit 99.1**

**Richard "Rick" Lenny to Retire from McDonald's Board of Directors After 18 Years of Outstanding Service**

CHICAGO, August 24, 2023 – McDonald's Corporation (NYSE: MCD) today announced the retirement of Richard "Rick" Lenny from the McDonald's Board of Directors, effective October 31, 2023.

"Rick's contributions to McDonald's and its Board of Directors over the past 18 years have been immeasurable. His business acumen and extensive experience leading major consumer brands have enabled the Company to advance countless strategic objectives, and he has cultivated a lasting culture of decorum and camaraderie within our Board," **said Enrique Hernandez, Jr., McDonald's Chairman of the Board**. "As Chairman of the Compensation Committee, Rick has helped oversee several important initiatives, including the evolution of the Company's Executive Compensation program to more fully encompass our business and social impact. A founding member of our Sustainability & Corporate Responsibility Committee, he has been a steady voice in the development and evolution of McDonald's sustainability strategies."

"Rick is a civic-minded leader with a keen understanding of the challenges facing people and businesses today, and his counsel has been instrumental in helping position the Company and our System for long-term growth," **said Chris Kempczinski, McDonald's President and Chief Executive Officer.** "We will carry forward Rick's legacy of leadership and community service as we continue to execute against our strategic priorities through our Accelerating the Arches growth plan. We thank him for his unwavering commitment to McDonald's."

Lenny joined McDonald's Board of Directors in 2005 and has served as the Chair of the Compensation Committee since 2019. In addition to his service to McDonald's, Lenny serves on the Boards of Conagra Brands and Illinois Tool Works.

"It has been an honor to serve on McDonald's Board for the last 18 years, supporting the Company as it has successfully navigated an ever-evolving macroeconomic and industry landscape. I am particularly proud of the work we've done to reward our shareholders exceptionally well over the long-term and serve them through sound governance, oversight and an unwavering commitment to doing what's right," **said Lenny.** "I look forward to cheering on McDonald's success for years to come."

**About McDonald's**
McDonald's is the world's leading global foodservice retailer with nearly 40,000 locations in over 100 countries. Approximately 95% of McDonald's restaurants worldwide are owned and operated by independent local business owners.

**Forward Looking Statements**
This document contains forward-looking statements about future events and circumstances. Generally speaking, any statement not based upon historical fact is a forward-looking statement. In particular, statements regarding McDonald's plans, strategies, prospects and expectations regarding its business and industry are forward-looking statements. They reflect McDonald's expectations, are not guarantees of performance and speak only as of the date hereof. Except as required by law, McDonald's does not undertake to update such forward-looking statements. You should not rely unduly on forward-looking statements. McDonald's business results are subject to a variety of risks, including those that are described in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 and subsequent filings with the Securities and Exchange Commission.